Exhibit 99
LETTER TO SHAREHOLDERS

Think Broadly

The theme for this year’s annual report, and the associated artwork, is “Think Broadly.” This two-word theme was chosen because it truly aligns with the concept of concurrently investing in our Three Horizons, or otherwise stated, the short-, mid-, and long-term success of Progressive. Success doesn’t happen unless we collectively modify and adjust how we view our ability to expand and win in new areas where we can leverage our skills and abilities.  For us, this has been an exhilarating paradigm shift and has allowed us to be more open in our ever-changing environment, which will enable us to grow and flourish. Because of this shift, we are considerably more open to opportunities and thinking more deeply about the needs of all our stakeholders (shareholders, employees, customers, communities, and suppliers).

We are proud of where we stand and the progress we are making in our impact on the environment and society, our people, and in the governance of Progressive.  We drive social good through transparency, efficiency, innovation, and empowerment. Working with our business partners, communities, and customers, we strive to move forward to create a better future and improve social and environmental outcomes. We positively affect the communities in which we operate by creating careers that are well-paying and fulfilling and added more than 4,000 employees in 2019 alone. Progressive’s people and our charitable foundation continue to provide our time and our financial resources in communities across the country.  Our carbon emissions per policy in force continues to decline, down 7% in 2019 versus 2018 and down 57% over the past ten years. Accountability, integrity, and transparency form the cornerstone of Corporate Governance at Progressive. We are committed to increasing the Company's value and retaining the trust of investors.   Progressive’s Board of Directors is now comprised of 50% females and 50% males and our most recent additions to the Board bring exceptional perspectives in the technology arena, which is critical for our success.  These actions should come as no surprise since, to us, corporate responsibility is akin to living our Core Values, which guide our actions and behavior to operate in responsible ways, support others in our communities, and protect the environment. It is this mindset that will keep us focused on what is critical to achieving future success.

Thinking broadly was added, several years ago, to my ever-growing set of leadership principles and was one of the reasons we formed the Strategy team. I believe this principle allows our leaders to step back and look at the world and business through a new lens and vantage point. In fact, I recently articulated a formula, albeit not mathematical, for our senior managers to use as we think about our future. The formula arose from our desire to take the time to step back and assess both successes and failures and challenge how we think about the business, while always keeping in mind our profitability objective. Change can, and should, be invigorating.

The formula may be simple. That said, the execution of it is not.  Question Everything + Always Grow Mindset = Enduring Business.  This equation fits nicely whether we are thinking about our current business or future opportunities. The wonderful part of having a highly tenured senior leadership team is that we have a depth of historic knowledge that helps to guide us about possible next steps and choices to make for a successful outcome.  Where that becomes difficult is when we don't challenge ourselves to think differently as the world around us evolves. It's imperative that we feel comfortable questioning ourselves and the way we approach the business. Even if the conclusion is the same, the exercise of questioning nearly always adds value.

Think of the always grow mindset as a double entendre where personal growth draws a parallel to company growth. I’ve asked our senior leadership team to take time to expand their thinking, as individuals, whether it be through books, podcasts, TED Talks, or the like, believing that taking the time to grow will spawn ideas that will proactively influence Progressive’s growth. Personally, I’ve joined a few outside groups in order to listen to alternative perspectives, get to know other leaders who face similar struggles, and rethink how to solve problems in this ever-changing environment.

If we ask questions and grow personally and professionally, our business will be enduring, which is the legacy we all want to leave for those who follow us.

From Broad to Narrow

We concluded 2019 with a combined ratio (CR) of 90.9, compared to a 90.6 CR at year-end 2018. Our net premiums written (NPW) growth was up 15%, compared to 20% in 2018. These results are extraordinary by themselves, but remarkable when you add in our prior years of success. We added nearly $5 billion in NPW in 2019, bringing our total NPW to $37.6 billion. It feels like yesterday we celebrated achieving $30 billion. Our ability to post these ongoing results is a tribute to our over 40,000 Progressive people who, every day, strive to create an enduring business.

Our Personal Lines CR was 90.5, with NPW growth of 15% and auto policies in force (PIF) growth of 11%. Both the Agency and Direct channels contributed to these stellar results. Special Lines PIF growth was stronger in 2019 at 4% than it was in 2018 when policy growth was relatively flat.

Commercial Lines, as in years past, continues to be a significant part of our tremendous growth and profit story. NPW grew 20% adding nearly $800 million in NPW from an already solid base of $4 billion. We ended 2019 with an astounding CR of 89.6. The products and programs we have put in place for future growth are beginning to gain momentum and in some cases are substantial, as with our transportation network company (TNC) customer relationships, and in others just beginning, as with our business owners policy/general liability (BOP/GL) programs. Our ability to segment and price rate to risk, as well as invest in people, processes, and technology, we believe, will pay dividends as we look to the future.

I recently had the pleasure of sitting side-by-side with a multi-product specialist (thank you, Brian) in Commercial Lines and more specifically in our BusinessQuote Explorer® team. The training, expertise, and service provided to our small business customers that I was able to observe was exceptional. Witnessing these detailed conversations, where we educate and put the customer at ease, is another reason I’m so bullish on the runway we have in Commercial Lines.

The story on Property isn't much different than last year.  Growth remained strong, with NPW up 16% to $1.7 billion and PIFs up 14% to more than 2.2 million.  Our Property CR improved from 106.9 to 101.7, but this is still higher than our target for the Property business. Higher-than-expected wind and hail losses were once again the primary issue.  The $214.5 million of retained catastrophic wind and hail losses accounted for 13.8 points on our 2019 Property loss ratio.  The good news is that our actions to improve profitability are starting to pay off. We increased rates in the "hail alley" states in the middle of the country and implemented minimum deductible requirements for new customers.  These changes have slowed our growth in areas with significant hail exposure, while we continue to grow faster in other areas of the country.  We expect that trend to continue in 2020 as we adjust prices to reflect expected future loss costs.

Consistent with thinking broadly, in January 2020, our Property product and team started reporting into the Personal Lines organization, and in February 2020, we reached agreement to buy out the minority ARX stockholders and bring our ownership of ARX to 100%, a year earlier than originally planned. The synergies, shared data on segmentation variables, and ongoing R&D expertise, we believe, will be instrumental as we continue to grow our bundled customers, the Robinsons.

During a recent Investor Webcast, we were asked if we would consider reporting on how catastrophes effect our monthly CR results, particularly in Property. You will be pleased to know that effective with our January 2020 monthly results, we added the percentage of earned premium affected by catastrophes within the supplemental information section of the release.

In 2019, our investment portfolio achieved a fully taxable equivalent total return of 7.9%. As opposed to the significant volatility witnessed in 2018, the easing of monetary policy drove strong gains throughout 2019. Our fixed-income portfolio earned a 6.0% total return due to both lower interest rates and tighter credit spreads.

Following last year’s negative return, our equity portfolio gained 30.5% as earnings multiples saw significant expansion.

The combination of strong operating growth and our positive investment performance drove the size of our portfolio to just over $39 billion by the end of 2019. While our invested assets are greater than at any time in our history, the opportunity set is narrow. Valuations across the financial markets remain full and, therefore, we begin 2020 with a conservative allocation to risk assets. We continue to focus on the long term and believe that we will see better opportunities in the future. The one thing that is constant is our focus on protecting Progressive’s balance sheet to support our growing operating business.

As we outlined extensively in last year’s annual letter to shareholders, a substantive change was made to our dividend policy. In December 2018, the Board of Directors terminated the formulaic Gainshare-based annual variable dividend policy and replaced it with a policy under which the Board expects to declare regular quarterly dividends and, on least an annual basis, to consider declaring an additional common share dividend. The new plan, which was effective for 2019, gives us more flexibility in managing capital than we had in the past.

During each quarter of 2019, the regular quarterly dividend was 10 cents per share. In December 2019, the Board of Directors declared an additional dividend of $2.25 per share, or $1.3 billion. Both the fourth quarter and annual 2019 dividends were paid on January 15, 2020.

We compared our return on equity (ROE) results to the S&P 500 Property and Casualty Index and the S&P 500 on a 5-, 10-, and 20-year basis during a recent Investor Webcast, with the punch line being that we have outpaced both indices by very wide margins. While we don’t have the industry data to compare full year 2019, our ROE for last year was a whopping 31.3%.

All-encompassing Strategic Pillars

We’ve frequently shared our four cornerstones: who we are (Core Values); why we are here (Purpose); where we are headed (Vision); and how we will get there (Strategy). These concepts help guide us and also feed off of each other to equate to success.

As an example, you can’t fully meet the broad needs of our customers if you don’t have the right people and culture. You have to invest in the future while caring about keeping prices competitive for consumers. I think you get it. The four strategic pillars are part of our intertwined construct that has served us well for some time. It may appear simple in theory, but in reality, it’s a delicate balance that we vigorously attempt to attain every day.

People and Culture: We continue to believe that our people and culture are Progressive’s greatest competitive advantage and that idiom remains true now more than ever. While our trophy case is full of accolades that acknowledge that we have a great thing going, what is truly meaningful is what happens daily when no one is watching.

To that end, I have a short, but very sweet story that I want to share.

During the planning for this year’s Keys to Progress® campaign that gives cars to deserving veterans, our Claims team learned that one of our 100+ recipients has a twin sister, Christy, who works in Progressive’s Customer Relationship Management (CRM) organization in Phoenix. We learned that Christy hadn’t seen her brother in quite some time, so we put the wheels in motion to fly her across the country for the November 7th vehicle giveaway ceremony in Altamonte Springs, Florida. Our goal was to surprise her brother with more than just a new car.  During the event, when it was time for her brother to receive the keys to his car, he was delighted to see his sister run from the back of the crowd and jump into his arms, with the keys dangling in her hand.

Christy said she’s forever grateful for the efforts and huge hearts of her coworkers who made this special day possible for her family.  “My brother told me that he never thought things like this actually happened, especially to regular people like us - this event was proof that it DOES!”

This is just one example of the way we treat each other at Progressive and that’s what makes us who we are.

Meeting the broader needs of our customers: It’s critical that our customers know we care about them and recognize that we want to build a trusting, long-term relationship. Like any relationship, you must “be there” for someone to build trust. For us, that means being there as their insurance needs change or grow. Building this trusting relationship also means addressing broader customer needs for their unique situations. It might mean recognizing that a parent at a child’s after-school event may need us to communicate with them differently versus when they are at home and have more time to talk. Either way, we are there for them and will flex based on our customers’ wishes.

One way we meet the broader needs of our customers is through our service experiences. We strive to be available where, when, and how people want to interact with us. In 2019, we continued to make purposeful and significant investments in our phone, agency, and digital channel experiences.

‘Where’ references that people may look to address their insurance needs in a variety of settings in their life. And the context of where they are, what’s on their mind, the time they have… all play into how we must be prepared to meet their needs in different ways.

‘When’ references not only time of day, but important aspects of our service like being flexible with payments based on when our insureds get paid. We offer 24/7 service, and also ensure that service throughout that spectrum is all held to our same service standards.

‘How’ references the contact methods by which our customers indicate to us are preferred.

We’re making use of new technologies, developing new customer experiences, and addressing core insurance needs across all of these dimensions. We’re rebalancing our investments as we look at where our customers are going. As an example, since my first annual letter for 2016, mobile app customer engagement has increased about 4x, which is why we’ve heavily invested in using artificial intelligence, offering more personalization, and utilizing device-specific capabilities (such as a mobile phone's camera) to improve customer experiences in the mobile app.

An important part of our strategy is making good decisions on where we invest our time, talent, and resources. While we follow test-and-learn methodologies, we make decisions quickly and drive to conclusions. With clear and transparent strategies that broadly encompass the organization and cut across silos, we are able to ensure we are broadly utilizing our customer feedback and data in decisions and prioritization.

Another important facet of meeting the needs of our customers is recognizing our responsibility to be smart and disciplined with our resources to keep rates competitive. We utilize our data and customer-first discipline in our experience design and have established “Lean” processes that allow us to continue to deliver and innovate in meaningful ways for our customers, while managing costs. We reward our people for trying things, being open and honest about results, both good and bad, and making decisions that propel us forward.

For many, our phone consultants are the most direct connection they have with us. They are Progressive. While we may not see this with every phone interaction, I find this story a compelling one illustrating how our people care for our customers, gain trust, and, in return, develop long-lasting relationships.

A great example of this was in 2017, when Andrew (a member of our Progressive Advantage Agency) received a call from Shirley. She was unnerved because another insurance carrier was canceling her policy because of a homeowners claim she had made. She didn’t know what to do because her late husband used to handle all of the insurance details. Andrew walked her through both auto and home quotes and explained the process to her making it clear and easy for her to understand.  She was grateful and the price was good, so she became a Robinson (auto and home bundled).

Andrew didn’t stop there. He checked on her periodically to make sure everything went smoothly on her end because he had built a strong rapport with her and empathized with her situation (Golden Rule is one of our Core Values).  He said, “I just wanted to make sure that I set it all up for her so she wouldn’t have to worry.” Later that year, Shirley sent Andrew a Christmas card wishing him well and thanking him for helping her. Shirley has continued to send her yearly Christmas card to Andrew. This past year, Andrew wrote her back and thanked her for the cards and for trusting Progressive. He keeps those cards close by as a reminder of how he can make a difference in someone's life during just one phone call.

Leading Brand: You can’t watch an hour of television without seeing an advertisement from an insurance company. Because of that, ads must be breakthrough while protecting the brand.

What we call our brand “network” continues to grow and evolve, and 2019 was no exception. We produced countless quantities of creative from mass media, to digital, to sponsorships, and everything in between.

In addition, we unveiled several new campaigns to better reach specific demographics. We introduced what we called “Motaur” (half-man and half-motorcycle) with the insights that people who ride feel so connected to their bikes as if they are one.

We started a new small business campaign showing that small businesses can start like a fairy-tale dream, but things can go wrong, and we’ll help you get through it.

Lastly, we introduced “At Home with Baker and Emily Mayfield,” where the message was less about football and more about common occurrences that happen in both a home and within a relationship. In the ads they happen to live in a football stadium, which allowed us to create a massive amount of relatable life events.

We hit the ground running in 2020 with a relationship we have established with a mobile entertainment company called Quibi (stands for quick bites) and a new character in our network we named Sign Spinner. More to come on both of these as the year transpires.

Our Brand Promise: Campaigns are important to capture the attention of consumers and confirm for our current customers that they made the right choice when choosing Progressive. As we head into 2020, we will continue producing media that we believe stands out. In addition, we will focus on a newly articulated brand promise to guide us into the future.  Having a public promise becomes an organizing principle that guides every piece of marketing we create.

A brand promise forces us to think about who we are creating for, not just what we need to message. This Promise puts the people we serve at the center of our marketing strategy, and it reminds us that we have a variety of audiences, that aren’t all served, or reached, in the same way.  For some of us, big milestones will mark our paths…getting married, buying a house, having a baby…but not necessarily in that order.  For others, major life events may be totally different…graduating from trade school, adopting a rescue pet from a shelter, or leaving corporate life to start fresh at age 50.  But for all of us, it’s the little things, the small moments, the everyday pursuits, and passions that make up a life.

Whatever it is you’re passionate about, whatever it is you’re striving for, it is the people and things and pastimes that make waking up every day an adventure and a joy. We believe that’s valuable and worth protecting. Our Marketing Brand Promise is:

WHEN IT MATTERS TO YOU. IT MATTERS TO US. AND WE’LL HELP YOU PROTECT IT.

We love this Marketing Brand Promise for a few reasons. The most important part is “you”. This is not about us. This is about people, the customers and consumers that we endeavor to reach and connect with and ultimately form a long-term relationship.

The next part is “matters.” We care about what matters to you and that will be distinct for every customer and throughout their lives as their insurable needs evolve.  Our end goal is to have our customers (current and future) really know that Progressive cares about them and we are really there to help and make things better.

And the last piece is “help” - we are in the solutions business always trying to make things better and easier. Help is how we prove it and put our promise into action.

When you combine these pieces, we believe that this is a powerful promise that takes us well beyond product and price, and that builds the emotional value. It is just one more reason for people to choose Progressive. Because the bottom line is - our product is a promise and a promise is only as good as who makes it. We believe our promise is different, and it’s now up to us to prove it.

Competitive Prices:

I often talk to new hires about how the only thing worse than having to buy insurance is to use it. We are honest with ourselves that this is a category where people are rightly price sensitive. Because of that, it is a necessity that our prices are competitive as we continue to advance our “Always Grow Mindset” (and we do!).

A key piece of keeping prices competitive, besides having industry leading segmentation through our proprietary product models, is running an efficient organization and, in the claims area, balancing that efficiency with quality on the indemnity side.

Clearly, from the imbedded charts, we take being efficient seriously and that has allowed us this prolonged period of growth and giving customers a reason to join Progressive.

Over the last ten years, we have trimmed 3 points off our CR in what we call NAER (Non-Acquisition Expense Ratio), which are the operating expenses less the cost of acquiring new customers.

In claims, our LAE (loss adjustment expenses) dropped over one point in the last 10 years and nearly 3 points since 2006. In more recent years, we have hired ahead of need in order to make sure that we have enough time to thoroughly train our claims associates, so they are able to serve our customers in the way they have become accustomed. That is a more expensive model, but we believe it is just the right thing to do.  In addition, we’ve had some tailwinds due to premium increases.

The truly amazing part about this graph is that the claim handling quality has stayed relatively flat (per our internal audit quality score), which is incredible with so many new people and a tribute to how much each person cares about settling each claim fairly.  It should be noted that the claims organization (the largest part of Progressive as far as employees) also had the highest Culture and Engagement scores in 2019. It’s all about balance.

 Back to the “Broad” Future

As we reflect on the investments that we have made in all Three Horizons this year, I am incredibly thankful that we have the foresight, courage, and determination to think broadly. It would have been easy to focus on just doing what we have done so well in the past, which of course we did, and is part and parcel of our enterprise growth strategy. We did more than that. We surgically focused on seizing additional market share with our core products, while honing in on new products and services that leverage our strengths. In parallel, our strategy team has been diligently researching possibilities for our future. All-in-all, a formula that we are confident will create an enduring business.

I’d like to give special thanks to our partners, independent agents, and the customers who trust us to protect them. You matter to us.

As always, a very special thank you to the 40,000+ Progressive people who work tirelessly to make this machine we call Progressive hum. You are why we are in the enviable position that we are in. I can’t thank you enough for all that you do.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer